Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2024 Q2
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports strong 2024 second-quarter results

Robust margins and significant free cash flow enable $200 million debt repayment

Positive progress at all growth projects including first gold produced from Manh Choh

High-grade exploration results at Great Bear, Round Mountain and Curlew

Toronto, Ontario – July 31, 2024 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the second quarter ended June 30, 2024.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 30 and 31 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

2024 second-quarter highlights:

•	Guidance reaffirmed: On an attributable basis, Kinross remains on track to meet its 2024 annual guidance for production, cost of sales, all-in sustaining cost and capital expenditures.
•	Production of 535,338 gold equivalent ounces (Au eq. oz.).
•	Production cost of sales of $1,029 per Au eq. oz. sold and all-in sustaining cost[1] of $1,387 per Au eq. oz. sold.
•	Margins[2] increased to $1,313 per Au eq. oz. sold, outpacing the rise in the average realized gold price.
•	Operating cash flow of $604.0 million and adjusted operating cash flow[1] of $478.1 million. Attributable free cash flow[1] of $345.9 million.
•	Reported net earnings of $210.9 million, or $0.17 per share, with adjusted net earnings[1] of $174.7 million, or $0.14 per share[1].
•	Balance sheet strength: Kinross has improved its debt metrics, with term loan repayments of $200.0 million. Total liquidity[3] is approximately $2.1 billion, including cash and cash equivalents of $480.0 million.
•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on September 6, 2024, to shareholders of record at the close of business on August 22, 2024.
•	Climate Report: Kinross released its 2023 Climate Report, providing a comprehensive summary of its progress in 2023.

Operations:

•	Tasiast, Paracatu and La Coipa delivered 67% of total production, with production cost of sales of $848 per Au eq. oz. sold and margins[2] of $1,494 per Au eq. oz. sold.
•	Sustained strong performance at Tasiast as the mine continued to be the highest-margin operation in the portfolio, generating significant free cash flow.
•	Fort Knox delivered a solid quarter, increasing production substantially at lower costs compared with Q1 2024.

Development Projects and Exploration:

•	At Great Bear, Kinross remains on track to release a Preliminary Economic Assessment (PEA) in September. During the quarter, Kinross drilled the deepest drill hole to date, which returned 3.8m at 9.52 g/t at a vertical depth of 1,575m, demonstrating robust mineralization at depth, well outside the current resource.
•	Manh Choh achieved a significant milestone, on schedule, and poured its first gold bar on July 8, 2024. Full commissioning of the modifications at the Fort Knox mill is expected in the third quarter and the project remains on track to deliver its planned production this year.

1 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 16 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

2 “Margins” per equivalent ounce sold is defined as average realized gold price per ounce less production cost of sales per equivalent ounce sold.

3 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities, including the $100.0 million increase in the Export Development Canada (EDC) facility as of July 1, 2024 (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2024).

p. 1 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

o	At Round Mountain Phase X, the exploration decline is progressing well with over 2,200 metres developed to date. Extension drilling has intersected mineralization with strong grades and widths outside of the primary exploration target.

CEO commentary:

J. Paul Rollinson, CEO, made the following comments in relation to 2024 second-quarter results:

“Kinross had another strong quarter supporting an excellent first half of the year. Our portfolio of mines performed well, delivering high-margin production, and we remain on track to meet our annual production and cost guidance for 2024.

“Quarter-over-quarter, our margins2 grew by 21% to $1,313 per gold ounce sold, outpacing the rise in gold price, and attributable free cash flow1 more than doubled to $346 million, totalling $491 million year-to-date. We are continuing to prudently manage our business with a focus on maintaining our cost profile and capital discipline while continuing to advance projects and exploration targets to drive future value. We also continue to strengthen our investment grade balance sheet and reduce debt.

“Thanks to the hard work of our team and partners in Alaska, we achieved an important milestone, on schedule, and poured the first gold bar from Manh Choh in early July. The mine remains on plan, the Fort Knox mill is performing well, and the project is expected to be fully commissioned in Q3.

“At Great Bear, the drilling campaign continued to demonstrate positive results, including intersecting high-grade mineralization in the deepest drill hole to date, outside the current resource. Permitting and engineering for both the AEX and Main Project are continuing to advance, and we are looking forward to releasing a Preliminary Economic Assessment in September.

“We are also pleased to have released our 2023 Climate Report. We are on track to achieve our target of a 30% reduction in Scope 1 and Scope 2 GHG emissions intensity by 2030.”

p. 2 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2024	2023	2024	2023
Operating Highlights
Total gold equivalent ounces(a)
Produced	535,338	555,036	1,062,737	1,021,058
Sold	520,760	552,969	1,043,160	1,043,299

Financial Highlights
Metal sales	$1,219.5	$1,092.3	$2,301.0	$2,021.6
Production cost of sales	$536.1	$497.9	$1,049.0	$981.8
Depreciation, depletion and amortization	$295.8	$239.3	$566.5	$451.2
Operating earnings	$298.3	$237.8	$491.5	$381.7
Net earnings attributable to common shareholders	$210.9	$151.0	$317.9	$241.2
Basic earnings per share attributable to common shareholders	$0.17	$0.12	$0.26	$0.20
Diluted earnings per share attributable to common shareholders	$0.17	$0.12	$0.26	$0.20
Adjusted net earnings attributable to common shareholders(b)	$174.7	$167.6	$299.6	$255.2
Adjusted net earnings per share(b)	$0.14	$0.14	$0.24	$0.21
Net cash flow provided from operating activities	$604.0	$528.6	$978.4	$787.6
Adjusted operating cash flow(b)	$478.1	$459.1	$903.0	$791.9
Capital expenditures(c)	$274.2	$281.9	$516.1	$503.1
Attributable(d) capital expenditures(b)	$264.5	$272.3	$496.6	$484.9
Attributable(d) free cash flow(b)	$345.9	$258.3	$491.2	$305.3
Average realized gold price per ounce(e)	$2,342	$1,976	$2,206	$1,937
Production cost of sales per equivalent ounce(a) sold(f)(g)	$1,029	$900	$1,006	$941
Production cost of sales per ounce sold on a by-product basis(b)(g)	$989	$845	$965	$885
All-in sustaining cost per ounce sold on a by-product basis(b)(g)	$1,357	$1,262	$1,319	$1,272
All-in sustaining cost per equivalent ounce(a) sold(b)(g)	$1,387	$1,296	$1,348	$1,308
Attributable(d) all-in cost per ounce sold on a by-product basis(b)	$1,756	$1,596	$1,685	$1,606
Attributable(d) all-in cost per equivalent ounce(a) sold(b)	$1,774	$1,614	$1,702	$1,624

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2024 was 81.06:1 and 84.51:1, respectively (second quarter and first six months of 2023 – 81.88:1 and 82.85:1, respectively).
(b)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 16 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(c)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(d)	“Attributable” includes Kinross’ 70% share of Manh Choh costs, capital expenditures and cash flow, as appropriate.
(e)	“Average realized gold price per ounce” is defined as gold metal sales divided by total gold ounces sold.
(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(g)	As production from Manh Choh commenced in July 2024, production cost of sales and attributable all-in sustaining cost figures and ratios for Manh Choh are nil for all periods presented. As a result, production cost of sales and all-in sustaining cost figures and ratios are equal to attributable production cost of sales and attributable all-in sustaining cost figures and ratios, as applicable.

The following operating and financial results are based on second-quarter gold equivalent production:

Production: Kinross produced 535,338 Au eq. oz. in Q2 2024, compared with 555,036 Au eq. oz. in Q2 2023. The 4% year-over-year decrease was primarily due to lower grades at Paracatu according to the planned mining sequence.

Average realized gold price4: The average realized gold price in Q2 2024 was $2,342 per ounce, compared with $1,976 per ounce in Q2 2023.

Revenue: During the second quarter, revenue increased to $1,219.5 million, compared with $1,092.3 million during Q2 2023.

Production cost of sales: Production cost of sales per Au eq. oz. sold increased to $1,029 for the quarter, compared with $900 in Q2 2023.

Production cost of sales per Au oz. sold on a by-product basis1 was $989 in Q2 2024, compared with $845 in Q2 2023, based on gold sales of 505,122 ounces and silver sales of 1,267,528 ounces.

Margins2: Kinross’ margin per Au eq. oz. sold increased by 22% to $1,313 for Q2 2024, compared with the Q2 2023 margin of $1,076, outpacing the 19% increase in average realized gold price4.

4 “Average realized gold price per ounce” is defined as gold metal sales divided by total gold ounces sold.

p. 3 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost1: All-in sustaining cost per Au eq. oz. sold was $1,387 in Q2 2024, compared with $1,296 in Q2 2023.

In Q2 2024, all-in sustaining cost per Au oz. sold on a by-product basis was $1,357, compared with $1,262 in Q2 2023.

Operating cash flow: Operating cash flow was $604.0 million for Q2 2024, compared with $528.6 million for Q2 2023.

Adjusted operating cash flow1 for Q2 2024 was $478.1 million, compared with $459.1 million for Q2 2023.

Attributable free cash flow1: Attributable free cash flow increased by 34% to $345.9 million in Q2 2024, compared with $258.3 million in Q2 2023.

Earnings: Reported net earnings increased by 40% to $210.9 million for Q2 2024, or $0.17 per share, compared with reported net earnings of $151.0 million, or $0.12 per share, for Q2 2023.

Adjusted net earnings1 increased to $174.7 million, or $0.14 per share1, for Q2 2024, compared with $167.6 million, or $0.14 per share1, for Q2 2023.

Attributable capital expenditures1: Attributable capital expenditures were $264.5 million for Q2 2024, compared with $272.3 million for Q2 2023, primarily due to a decrease in capital development at Bald Mountain and La Coipa, partially offset by capital development at Round Mountain Phase S.

Balance sheet

The Company maintained its investment grade ratings and strengthened its balance sheet during the second quarter, including repaying $200.0 million on its term loan.

Kinross had cash and cash equivalents of $480.0 million as of June 30, 2024, compared with $352.4 million at December 31, 2023.

The Company has additional available credit5 of $1.65 billion and total liquidity3 of approximately $2.1 billion.

Dividend

As part of its quarterly dividend program, the Board of Directors declared a dividend of $0.03 per common share payable on September 6, 2024, to shareholders of record as of August 22, 2024.

Operating results

Mine-by-mine summaries for 2024 second-quarter operating results may be found on pages 10 and 14 of this news release. Highlights include the following:

Tasiast continued its consistent and solid performance, with production increasing compared with Q1 2024 mainly due to higher grades and record mill throughput, while cost of sales per ounce sold remained largely in line. Production increased compared with Q2 2023 mainly as a result of the completion of the Tasiast 24k project in the second half of 2023, and cost of sales per ounce sold was in line.

At Paracatu, production increased quarter-over-quarter mainly due to higher grades and recoveries, while cost of sales per ounce sold decreased mainly due to the higher production. Production was lower compared with Q2 2023 mainly due to lower grades according to the planned mining sequence, and cost of sales per ounce sold was higher mainly due to the decrease in grade and production.

5 “Available credit” is defined as available credit under the Company’s credit facilities, including the $100.0 million increase in the EDC facility as of July 1, 2024, and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2024.

p. 4 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At La Coipa, production was lower quarter-over-quarter mainly due to a decrease in grades and recoveries, and cost of sales per ounce sold was higher mainly due to higher mill maintenance costs and timing of sales. Production was largely in line year-over-year, and cost of sales per ounce sold was higher primarily due to a lower proportion of mining activities related to capital development and higher mill maintenance costs.

In the second quarter, strong grades and recovery offset lower throughput. The operation continued to generate robust cash flow, and full-year production guidance remains on track. The Company is completing mill maintenance work aimed at increasing long-term plant reliability.

At Fort Knox, production increased significantly compared with the previous quarter mainly due to an increase in mill throughput, grades and recoveries, and was in line year-over-year. Cost of sales per ounce sold decreased compared with the previous quarter mainly due to the increase in production, and cost of sales per ounce sold increased year-over-year due to higher contractor and labour costs.

At Round Mountain, production decreased quarter-over-quarter mainly due to lower mill throughput and grades, and increased year-over-year mainly due to higher mill grades. Cost of sales per ounce sold was higher quarter-over-quarter mainly due to the decrease in production, and year-over-year as a result of higher cost ounces produced from the heap leach pads, partially offset by lower reagent and contractor costs.

At Bald Mountain, production was slightly lower compared with the previous quarter and increased year-over-year due to the timing of ounces recovered from the heap leach pads. Cost of sales per ounce sold was higher quarter-over-quarter primarily as a result of higher maintenance costs, and largely in line year-over-year.

Development Projects and Exploration

Great Bear

At the Great Bear project, the Company’s robust exploration program continues to make excellent progress, execution planning for the Advanced Exploration (AEX) program is well underway, permitting continues to advance, and the PEA is expected to be released in September 2024.

The drilling results described below (true width) continue to support the view of a high-grade, long-life mining complex at Great Bear, with recent results showing extension of mineralization at depth across multiple zones.

At Yuma, the deepest drill hole on the property to date, BR-888C2, has intersected 3.8m @ 9.52 g/t Au, along the predicted plunge of the zone at a vertical depth of 1,575m below surface. Also at Yuma, drill hole BR-695C3A intersected 10.3m @ 23.76 g/t at 1,285m vertical depth.

At Yauro, recent successful results received follow-up drill testing this quarter. Of note, drill hole BR-770C3 intersected 22.7m @ 6.51 g/t at a vertical depth of 1,000m below surface demonstrating continuity of mineralization at depth.

Mineralization at Discovery continues to expand with recent drill results, including BR-896 and BR-898A, which intersected 5.4m @ 7.82 g/t at 700m vertical depth and 5.2m @ 3.92 g/t at 780m vertical depth, respectively.

Drilling at Hinge and Limb this quarter has returned promising results for depth extension at both zones, providing optionality to supplement LP production in the future. At Hinge, drill holes DL-132C1 and DL-132C4 crossed quartz veins containing high-grade mineralization with DL-132C1 intersecting 3.1m @ 9.33 g/t at 850m vertical depth and DL-132C4 intersecting 3.1m @ 22.65 g/t at 865m vertical depth. At Limb, drill holes DL-132C1 and DL-132C3 intersected 5.0m @ 5.52 g/t at 720m vertical depth and 2.4m @ 4.54 g/t at 800m vertical depth, directly below the existing resource indicating mineralization remains open at depth.

The 2024 drill program will continue to target mineralization below the existing mineral resource, explore for additional deposits along strike, and expand the Red Lake style mineralization at Hinge and Limb.

p. 5 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Notable exploration results at Great Bear in the second quarter include:

•	BR-695C3A (Yuma) 10.3m @ 23.76 g/t Au at a vertical depth of 1,285m
○	including 3.6m @ 65.51 g/t Au
•	BR-770C3 (Yauro) 22.7m @ 6.51 g/t Au at a vertical depth of 1,000m
○	including 3.5m @ 37.83 g/t Au
•	BR-888C2 (Yuma) 10.7m @ 3.88 g/t Au at a vertical depth of 1,575m
○	including 3.8m @ 9.52 g/t Au
•	BR-896 (Discovery) 5.4m @ 7.82 g/t Au at a vertical depth of 700m
•	BR-898A (Discovery) 5.2m @ 3.92 g/t Au at a vertical depth of 780m
•	DL-132C1 (Hinge) 3.1m @ 9.33 g/t Au at a vertical depth of 850m
○	and (Limb) 5.0m @ 5.52 g/t Au at a vertical depth of 720m
•	DL-132C3 (Limb) 2.4m @ 4.54 g/t Au at a vertical depth of 800m
•	DL-132C4 (Hinge) 3.1m @ 22.65 g/t Au at a vertical depth of 865m

For the AEX program, permitting, detailed engineering, execution planning, and procurement continue to advance. Kinross is targeting the start of surface construction in the second half of 2024. Construction of the underground decline is planned to commence in mid-2025.

For the Main Project, Kinross continues to advance technical studies, including engineering and field test work campaigns. In the last quarter, metallurgical, geochemistry and backfill test work was advanced to continue building technical knowledge and provide input into engineering studies.

Kinross is on track to release its PEA in September 2024. The PEA will provide visibility into the potential production scale, construction capital, all-in sustaining cost and margins for both the open pit and the underground. The PEA will only include a subset of the ounces in the measured, indicated, and inferred resources drilled to date.

The Draft Tailored Impact Statement Guidelines for the Main Project were received from the Impact Assessment Agency of Canada in Q2 2024, as planned, and the Federal Impact Assessment is underway. Studies are ongoing and the Company expects to file its Impact Statement in the first half of 2025.

p. 6 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Selected Great Bear Drill Results

See Appendix A for full results.

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-695C3A		1,523.1	1,526.1	3.0	2.3	0.50	Yuma
BR-695C3A		1,539.6	1,542.6	3.0	2.3	0.92
BR-695C3A		1,552.9	1,566.6	13.8	10.3	23.76
BR-695C3A	Including	1,553.9	1,558.8	4.8	3.6	65.51
BR-770C3		1,308.4	1,312.2	3.9	3.0	0.60	Yauro
BR-770C3		1,317.9	1,334.0	16.2	12.4	0.49
BR-770C3		1,353.1	1,382.5	29.5	22.7	6.51
BR-770C3	Including	1,357.6	1,362.1	4.5	3.5	37.83
BR-770C3		1,393.5	1,396.5	3.0	2.3	0.69
BR-770C3		1,409.5	1,417.0	7.5	5.8	0.85
BR-770C3		1,440.5	1,445.5	5.0	3.9	0.57
BR-770C3		1,456.4	1,483.4	27.0	20.8	0.53
BR-770C3		1,570.7	1,574.5	3.8	2.9	1.75
BR-770C3		1,601.7	1,614.8	13.1	10.1	0.57
BR-888C2		1,990.4	1,997.2	6.9	6.0	0.69	Yuma
BR-888C2		2,008.2	2,020.6	12.3	10.7	3.88
BR-888C2	Including	2,009.3	2,013.6	4.3	3.8	9.52
BR-896		860.4	916.7	56.3	44.5	1.86	Discovery
BR-896	Including	881.6	888.4	6.8	5.4	7.82
BR-896		1,132.3	1,133.8	1.5	1.2	27.60
BR-898A		880.5	936.0	55.6	48.9	1.01	Discovery
BR-898A	Including	928.6	934.5	5.9	5.2	3.92
BR-898A		978.0	986.3	8.3	7.3	0.47
BR-898A		997.3	1,008.6	11.4	10.0	1.36
BR-898A		1,014.0	1,043.0	29.0	25.5	2.30
BR-898A	Including	1,032.0	1,034.3	2.3	2.0	3.13
BR-898A	And including	1,039.5	1,041.5	2.0	1.8	15.56
BR-898A		1,060.5	1,065.0	4.5	4.0	0.68
DL-132C1		859.5	871.5	12.1	10.2	2.88	Hinge/Limb
DL-132C1	Including	859.5	865.4	5.9	5.0	5.52
DL-132C1		1,044.7	1,051.5	6.8	5.8	5.47
DL-132C1	Including	1,044.7	1,048.3	3.6	3.1	9.33
DL-132C1		1,136.6	1,140.7	4.1	3.4	1.18
DL-132C3		913.4	925.4	12.1	9.8	1.61	Limb
DL-132C3	Including	920.1	923.0	3.0	2.4	4.54
DL-132C4		885.3	888.7	3.5	2.9	0.55	Hinge
DL-132C4		1,043.1	1,059.0	15.9	13.4	6.08
DL-132C4	Including	1,043.1	1,046.8	3.7	3.1	22.65

Results are preliminary in nature and are subject to on-going QA/QC. Lengths are subject to rounding.

See Appendix B for a LP long section.

Fort Knox – Manh Choh

At the Kinross-operated, 70%-owned Manh Choh project, processing of ore at the Fort Knox mill began in early July and the first gold bar was poured on July 8, 2024, during a ceremony with the Native Village of Tetlin and Lieutenant Governor of Alaska, Nancy Dahlstrom. Ore transportation has ramped up to planned volumes, full commissioning of the mill modifications is expected to be completed in Q3, and the project remains on track to deliver planned production this year.

Round Mountain

The extension work at Round Mountain is advancing well. At Phase S, mining remains on plan. For the heap leach pad expansion, earthworks and procurement are both complete while deployment of the geomembrane and overliner is advancing.

At Phase X, development of the exploration decline is progressing well, with over 2,200 metres developed to date. Infill drilling on the primary Phase X target began during the second quarter, as planned, alongside continued opportunity drilling outside of the primary Phase X exploration target to extend zones of mineralization. The Company expects to begin receiving the results from within the target mineralization in the third quarter.

p. 7 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The drilling in Q2 has shown exciting results, demonstrating strong grades and widths:

•	DX-0052 (from 0m to 32.4m): 32.4m @ 29.6g/t Au Eq
•	DX-0052 (from 40.5m to 63.4m): 22.9m @ 11.5 g/t Au Eq
•	DX-0053: 18.9m @ 12.3g/t Au Eq
•	DX-0040: 20.1m @ 6.5 g/t Au Eq
•	DX-0054: 14.6m @ 5.3 g/t Au Eq

These results continue to indicate upside potential for expansion of the target area for mineralization and for the potential of future mining at Phase X. Watch a Round Mountain Phase X animation here.

Curlew Basin exploration

At Curlew, Kinross’ exploration program continued to show positive results at both the Stealth and Roadrunner zones.

Results at Stealth continued to show zones of wider mineralization with strong grades. Drilling is still underway and will continue through the second half of the year. Intercepts to date in 2024 include (true width):

•	1447: 18.7m @ 13.7 g/t Au, includes 4.7m @ 19.4 g/t Au, and 1.4m @ 22.2 g/t Au
•	1447: 6.1m @ 20.9 g/t Au, includes 1.5m @ 56.7 g/t Au
•	1448: 4.6m @ 14.3 g/t Au, includes 1.5m @ 20.7 g/t Au

Delineation drilling at the Roadrunner zone continues with drilling from both surface and underground platforms to document the geometry and continuity. The mineralization at Roadrunner was intercepted again in Q2, as highlighted below:

•	1442: 2.4m @ 12.5 g/t

Chile

Kinross’ activities in Chile are currently focused on La Coipa and potential opportunities to extend its mine life. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

Sustainability

Kinross published its 2023 Climate Report, providing comprehensive climate-related disclosures and the Company’s greenhouse gas (GHG) emissions data for 2023. The Climate Report can be accessed here: www.kinross.com/2023-Climate-Report

Kinross continued to advance its Climate Change Strategy during 2023 and is on track to achieve its goal of a 30% reduction in Scope 1 and Scope 2 GHG emissions intensity per ounce, over the 2021 baseline, by 2030. Efforts will continue to further reduce emissions intensity. The Climate Report details the Company’s progress towards the targets outlined in the United Nations Framework Convention on Climate Change (UNFCCC) Paris Agreement and our performance on Kinross’ Climate Change Strategy.

The Climate Report continues to adhere to reporting best practices and ensure that stakeholders have comprehensive information about Kinross’ global efforts to reduce emissions and address the impacts of climate change. Reporting has been in alignment with the Global Reporting Initiative (GRI) Standards since 2007, and in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) since 2020. The 2023 Climate Report begins the process of alignment with the International Sustainability Standards Board’s IFRS S2 Climate-Related Disclosures standard, which replaces the previous TCFD framework.

Across the Kinross portfolio, all sites and projects maintained a focus on managing climate risk, proactively developing solutions for energy efficiency and contributing to resiliency in host communities. An update of climate risk was completed for all sites and the Company’s renewable energy strategy progressed well, including the completion of a solar power plant at Tasiast. The Company contributed to community resiliency through continued development of solar energy solutions for Colla indigenous communities in Chile, provision of water for semi-nomadic communities near Tasiast, and ongoing engagement with communities and farmers in Paracatu, through the local watershed committee.

p. 8 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Climate-related opportunities are being considered in the planning for the Great Bear project, where the Company is focused on integrating best practices in energy efficiency and low-carbon emissions technologies, mining techniques and environmental stewardship. Energy considerations are being embedded in the proposed design with a focus on mine and mill process optimization, studying electrification of the underground, and energy efficient infrastructure. In the surface design, there is a strong focus on water management, water treatment and water stewardship. Additional design considerations for Great Bear will be reflected in its PEA.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, August 1, 2024, at 8:00 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1 (888) 596-4144; Passcode: 5766018

Outside of Canada & US – 1 (646) 968-2525; Passcode: 5766018

Replay (available up to 14 days after the call):

Canada & US toll-free – 1 (800) 770-2030; Passcode: 5766018

Outside of Canada & US – 1 (647) 362-9199; Passcode: 5766018

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 9 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2024	2023	2024	2023	2024	2023	2024	2023
Tasiast	161,629	157,844	156,038	152,564	102.3	99.5	656	652
Paracatu	130,228	164,243	130,174	163,889	135.2	135.2	1,039	825
La Coipa	65,851	66,744	63,506	67,378	58.8	43.6	926	647

Fort Knox	69,914	69,438	70,477	69,206	94.8	79.3	1,345	1,146
Round Mountain	61,787	57,446	60,049	57,412	93.9	85.5	1,564	1,489
Bald Mountain	45,929	39,321	39,818	42,181	50.6	54.5	1,271	1,292
United States Total	177,630	166,205	170,344	168,799	239.3	219.3	1,405	1,299

Maricunga	-	-	698	339	0.5	0.3	716	885

Operations Total	535,338	555,036	520,760	552,969	536.1	497.9	1,029	900

Six months ended June 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2024	2023	2024	2023	2024	2023	2024	2023
Tasiast	320,828	288,889	307,052	281,043	202.0	187.9	658	669
Paracatu	258,501	287,577	258,284	292,233	270.9	253.2	1,049	866
La Coipa	137,096	120,340	134,631	129,158	110.9	88.5	824	685

Fort Knox	123,264	134,825	126,769	134,610	177.3	156.9	1,399	1,166
Round Mountain	130,139	116,278	128,218	115,638	184.5	182.0	1,439	1,574
Bald Mountain	92,909	73,149	87,059	89,464	102.7	112.5	1,180	1,257
United States Total	346,312	324,252	342,046	339,712	464.5	451.4	1,358	1,329

Maricunga	-	-	1,147	1,153	0.7	0.8	610	694

Operations Total	1,062,737	1,021,058	1,043,160	1,043,299	1,049.0	981.8	1,006	941

p. 10 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	June 30,	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$480.0	$352.4
Restricted cash	9.5	9.8
Accounts receivable and other assets	276.9	268.7
Current income tax recoverable	1.5	3.4
Inventories	1,144.0	1,153.0
Unrealized fair value of derivative assets	16.5	15.0
	1,928.4	1,802.3
Non-current assets
Property, plant and equipment	7,922.6	7,963.2
Long-term investments	53.0	54.7
Other long-term assets	722.6	710.6
Deferred tax assets	12.6	12.5
Total assets	$10,639.2	$10,543.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$546.9	$531.5
Current income tax payable	110.1	92.9
Current portion of long-term debt and credit facilities	799.5	-
Current portion of provisions	49.9	48.8
Other current liabilities	10.6	12.3
	1,517.0	685.5
Non-current liabilities
Long-term debt and credit facilities	1,234.5	2,232.6
Provisions	900.4	889.9
Long-term lease liabilities	15.4	17.5
Other long-term liabilities	89.3	82.4
Deferred tax liabilities	435.2	449.7
Total liabilities	$4,191.8	$4,357.6

Equity
Common shareholders' equity
Common share capital	$4,486.7	$4,481.6
Contributed surplus	10,640.4	10,646.0
Accumulated deficit	(8,738.4)	(8,982.6)
Accumulated other comprehensive loss	(68.6)	(61.3)
Total common shareholders' equity	6,320.1	6,083.7
Non-controlling interests	127.3	102.0
Total equity	$6,447.4	$6,185.7
Total liabilities and equity	$10,639.2	$10,543.3

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,229,025,839	1,227,837,974

p. 11 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Revenue
Metal sales	$1,219.5	$1,092.3	$2,301.0	$2,021.6

Cost of sales
Production cost of sales	536.1	497.9	1,049.0	981.8
Depreciation, depletion and amortization	295.8	239.3	566.5	451.2
Total cost of sales	831.9	737.2	1,615.5	1,433.0
Gross profit	387.6	355.1	685.5	588.6
Other operating expense	1.9	36.0	29.5	67.2
Exploration and business development	55.7	49.3	97.4	83.3
General and administrative	31.7	32.0	67.1	56.4
Operating earnings	298.3	237.8	491.5	381.7
Other income (expense) - net	5.7	(10.4)	5.8	(6.0)
Finance income	4.5	11.5	8.4	20.9
Finance expense	(21.8)	(26.0)	(43.3)	(53.5)
Earnings before tax	286.7	212.9	462.4	343.1
Income tax expense - net	(77.8)	(62.0)	(146.9)	(101.8)
Net earnings	$208.9	$150.9	$315.5	$241.3
Net earnings (loss) attributable to:
Non-controlling interests	$(2.0)	$(0.1)	$(2.4)	$0.1
Common shareholders	$210.9	$151.0	$317.9	$241.2
Earnings per share attributable to common shareholders
Basic	$0.17	$0.12	$0.26	$0.20
Diluted	$0.17	$0.12	$0.26	$0.20

p. 12 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$208.9	$150.9	$315.5	$241.3
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	295.8	239.3	566.5	451.2
Share-based compensation expense	2.8	2.0	5.3	1.4
Finance expense	21.8	26.0	43.3	53.5
Deferred tax (recovery) expense	(21.2)	9.7	(12.6)	18.7
Foreign exchange losses (gains) and other	(7.1)	31.2	7.9	21.8
Reclamation expense	-	-	-	4.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	41.0	42.2	51.3	87.6
Inventories	2.5	(39.9)	8.4	(83.1)
Accounts payable and accrued liabilities	112.2	91.2	124.3	85.4
Cash flow provided from operating activities	656.7	552.6	1,109.9	881.8
Income taxes paid	(52.7)	(24.0)	(131.5)	(94.2)
Net cash flow provided from operating activities	604.0	528.6	978.4	787.6
Investing:
Additions to property, plant and equipment	(274.2)	(281.9)	(516.1)	(503.1)
Interest paid capitalized to property, plant and equipment	(17.0)	(8.5)	(51.9)	(46.8)
Net (additions) disposals to long-term investments and other assets	(15.7)	(10.4)	(18.8)	4.9
Decrease in restricted cash - net	0.8	2.2	0.3	1.4
Interest received and other - net	3.8	4.2	7.7	6.9
Net cash flow of continuing operations used in investing activities	(302.3)	(294.4)	(578.8)	(536.7)
Net cash flow of discontinued operations provided from investing activities	-	40.0	-	45.0
Financing:
Proceeds from drawdown of debt	-	-	-	100.0
Repayment of debt	(200.0)	(220.0)	(200.0)	(220.0)
Interest paid	-	(2.3)	(18.5)	(26.5)
Payment of lease liabilities	(3.4)	(5.6)	(6.8)	(21.1)
Funding from non-controlling interest	11.7	6.7	27.2	11.8
Dividends paid to common shareholders	(36.8)	(36.9)	(73.7)	(73.7)
Other - net	-	(9.6)	0.3	(7.5)
Net cash flow used in financing activities	(228.5)	(267.7)	(271.5)	(237.0)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	0.9	(0.5)	1.4
Increase in cash and cash equivalents	73.1	7.4	127.6	60.3
Cash and cash equivalents, beginning of period	406.9	471.0	352.4	418.1
Cash and cash equivalents, end of period	$480.0	$478.4	$480.0	$478.4

p. 13 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary

	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(b)	Gold Eq Production(c)	Gold Eq Sales(c)	Production cost of sales	Production cost of sales/oz(d)	Cap Ex - sustaining(e)	Total Cap Ex (e)	DD&A
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)	($ millions)
West Africa	Tasiast	Q2 2024	1,985	2,161	-	2.70	-	92%	161,629	156,038	$102.3	$656	$7.0	$75.2	$84.0
		Q1 2024	2,044	2,073	-	2.46	-	91%	159,199	151,014	$99.7	$660	$10.1	$79.5	$77.9
		Q4 2023	2,937	2,056	-	3.04	-	93%	160,764	171,199	$110.4	$645	$9.7	$85.2	$70.6
		Q3 2023	3,486	1,796	-	3.10	-	92%	171,140	162,823	$108.5	$666	$12.2	$77.3	$69.0
		Q2 2023	1,688	1,663	-	3.25	-	93%	157,844	152,564	$99.5	$652	$9.1	$81.9	$58.6
Americas	Paracatu	Q2 2024	14,094	15,053	-	0.35	-	80%	130,228	130,174	$135.2	$1,039	$44.6	$44.6	$45.7
		Q1 2024	14,078	15,609	-	0.31	-	79%	128,273	128,110	$135.7	$1,059	$19.6	$19.6	$46.7
		Q4 2023	16,865	15,279	-	0.35	-	79%	127,940	132,886	$144.2	$1,085	$41.6	$41.6	$43.3
		Q3 2023	14,725	14,669	-	0.41	-	79%	172,482	167,105	$141.2	$845	$58.4	$58.4	$53.1
		Q2 2023	14,199	15,104	-	0.42	-	80%	164,243	163,889	$135.2	$825	$39.7	$39.7	$49.8
	La Coipa(f)	Q2 2024	690	882	-	1.97	-	84%	65,851	63,506	$58.8	$926	$10.7	$10.7	$45.8
		Q1 2024	1,035	827	-	2.09	-	87%	71,245	71,125	$52.1	$733	$7.2	$7.2	$50.0
		Q4 2023	1,591	1,188	-	1.92	-	78%	73,823	73,477	$52.9	$720	$7.0	$10.9	$54.8
		Q3 2023	1,137	1,017	-	1.69	-	81%	65,975	65,856	$41.4	$629	$7.5	$15.2	$48.3
		Q2 2023	869	971	-	1.62	-	81%	66,744	67,378	$43.6	$647	$19.9	$23.3	$48.3
	Fort Knox (100%)(g)	Q2 2024	8,331	2,003	6,385	0.85	0.22	81%	69,914	70,477	$94.8	$1,345	$47.6	$89.2	$25.9
		Q1 2024	10,037	1,850	8,778	0.67	0.24	76%	53,350	56,292	$82.5	$1,466	$37.7	$78.6	$20.5
		Q4 2023	11,018	2,173	9,930	0.69	0.22	78%	84,215	81,306	$104.3	$1,283	$50.6	$114.3	$31.5
		Q3 2023	6,667	1,912	5,961	0.81	0.21	78%	71,611	71,616	$82.3	$1,149	$52.1	$96.0	$24.6
		Q2 2023	7,624	2,075	6,837	0.82	0.24	82%	69,438	69,206	$79.3	$1,146	$52.1	$90.3	$22.1
	Fort Knox (attributable)(g)	Q2 2024	8,249	2,003	6,385	0.85	0.22	81%	69,914	70,477	$94.8	$1,345	$47.6	$79.5	$25.9
		Q1 2024	10,009	1,850	8,778	0.67	0.24	76%	53,350	56,292	$82.5	$1,466	$37.7	$68.8	$20.5
		Q4 2023	11,014	2,173	9,930	0.69	0.22	78%	84,215	81,306	$104.3	$1,283	$50.6	$100.7	$31.5
		Q3 2023	6,667	1,912	5,961	0.81	0.21	78%	71,611	71,616	$82.3	$1,149	$52.1	$84.5	$24.6
		Q2 2023	7,624	2,075	6,837	0.82	0.24	82%	69,438	69,206	$79.3	$1,146	$52.1	$81.5	$22.1
	Round Mountain	Q2 2024	2,956	806	1,541	1.11	0.35	73%	61,787	60,049	$93.9	$1,564	$2.1	$37.2	$65.9
		Q1 2024	4,246	960	3,257	1.32	0.37	73%	68,352	68,169	$90.6	$1,329	$3.7	$19.3	$47.3
		Q4 2023	4,666	884	2,729	0.91	0.48	68%	55,764	56,495	$82.6	$1,462	$4.6	$4.8	$45.0
		Q3 2023	8,474	911	7,644	0.75	0.38	75%	63,648	61,931	$93.1	$1,503	$7.7	$7.8	$44.1
		Q2 2023	10,496	1,021	10,028	0.67	0.35	76%	57,446	57,412	$85.5	$1,489	$10.5	$10.5	$33.5
	Bald Mountain	Q2 2024	2,906	-	2,906	-	0.47	nm	45,929	39,818	$50.6	$1,271	$4.4	$4.6	$27.0
		Q1 2024	1,480	-	1,480	-	0.42	nm	46,980	47,241	$52.1	$1,103	$32.4	$32.4	$27.0
		Q4 2023	3,894	-	3,918	-	0.47	nm	44,007	49,375	$57.1	$1,156	$36.3	$38.8	$25.0
		Q3 2023	7,412	-	7,412	-	0.39	nm	40,593	41,300	$53.9	$1,305	$20.6	$24.9	$23.3
		Q2 2023	4,142	-	4,119	-	0.42	nm	39,321	42,181	$54.5	$1,292	$16.5	$31.4	$25.6

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)	"nm" means not meaningful.
(c)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2024: 81.06:1; Q1 2024: 88.70:1; Q4 2023: 85.00:1; Q3 2023: 81.82:1; Q2 2023: 81.88:1.
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	"Total Cap Ex" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows. "Cap Ex - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on pages 20 and 21 of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q2 2024: 65.02 g/t, 51%; Q1 2024: 87.20 g/t, 58%; Q4 2023: 96.24 g/t, 44%; Q3 2023: 106.70 g/t, 63%; Q2 2023: 109.84 g/t, 56%.
(g)	The Fort Knox segment is composed of Fort Knox and Manh Choh, and comparative results shown are presented in accordance with the current year’s presentation. Manh Choh tonnes of ore processed and grade were nil for all periods presented as production commenced in July 2024. The attributable results for Fort Knox include 100% of Fort Knox and 70% of Manh Choh.

p. 14 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

(unaudited, expressed in millions of U.S. dollars, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net earnings attributable to common shareholders - as reported	$210.9	$151.0	$317.9	$241.2
Adjusting items:
Foreign exchange (gains) losses	(6.4)	10.1	(9.9)	6.3
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	20.3	(18.5)	24.3	(31.7)
Taxes in respect of prior periods	(30.7)	16.6	(22.7)	28.6
Insurance recoveries	(22.9)	(0.8)	(22.9)	(0.8)
Other(a)	4.9	12.4	15.4	15.2
Tax effects of the above adjustments	(1.4)	(3.2)	(2.5)	(3.6)
	(36.2)	16.6	(18.3)	14.0
Adjusted net earnings attributable to common shareholders	$174.7	$167.6	$299.6	$255.2
Weighted average number of common shares outstanding - Basic	1,229.0	1,227.6	1,228.6	1,226.3
Adjusted net earnings per share	$0.14	$0.14	$0.24	$0.21
Basic earnings per share attributable to common shareholders - as reported	$0.17	$0.12	$0.26	$0.20

(a) Other includes various impacts, such as one-time costs at sites, restructuring costs, legal settlements and gains and losses on hedges and the sale of assets, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

p. 15 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

(unaudited, expressed in millions of U.S. dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Net cash flow provided from operating activities - as reported	$604.0	$528.6	$978.4	$787.6
Adjusting items:
Attributable(a) capital expenditures	(264.5)	(272.3)	(496.6)	(484.9)
Non-controlling interest(b) cash flow used in operating activities	6.4	2.0	9.4	2.6
Attributable(a) free cash flow	$345.9	$258.3	$491.2	$305.3

See pages 21 and 22 for details of the endnotes referenced within the table above.

Adjusted Operating Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

(unaudited, expressed in millions of U.S. dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Net cash flow provided from operating activities - as reported	$604.0	$528.6	$978.4	$787.6

Adjusting items:
Insurance proceeds received in respect of prior years	(22.9)	-	(22.9)	-
Working capital changes:
Accounts receivable and other assets	(41.0)	(42.2)	(51.3)	(87.6)
Inventories	(2.5)	39.9	(8.4)	83.1
Accounts payable and other liabilities, including income taxes paid	(59.5)	(67.2)	7.2	8.8
	(125.9)	(69.5)	(75.4)	4.3
Adjusted operating cash flow	$478.1	$459.1	$903.0	$791.9

p. 16 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Production Cost of Sales(l) per Ounce Sold on a By-Product Basis

Production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales per ounce sold on a by-product basis for the periods presented:

(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Production cost of sales - as reported	$536.1	$497.9	$1,049.0	$981.8
Less: silver revenue(c)	(36.7)	(53.3)	(75.8)	(108.2)
Production cost of sales net of silver by-product revenue	$499.4	$444.6	$973.2	$873.6

Gold ounces sold	505,122	525,921	1,008,726	987,617
Total gold equivalent ounces sold	520,760	552,969	1,043,160	1,043,299
Production cost of sales per equivalent ounce sold(d)	$1,029	$900	$1,006	$941
Production cost of sales per ounce sold on a by-product basis	$989	$845	$965	$885

See pages 21 and 22 for details of the endnotes referenced within the table above.

All-In Sustaining Cost(l) and Attributable All-In Cost per Ounce Sold on a By-Product Basis

All-in sustaining cost and attributable all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 17 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost and attributable all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Production cost of sales - as reported	$536.1	$497.9	$1,049.0	$981.8
Less: silver revenue(c)	(36.7)	(53.3)	(75.8)	(108.2)
Production cost of sales net of silver by-product revenue	$499.4	$444.6	$973.2	$873.6
Adjusting items:
General and administrative(e)	32.4	32.0	63.1	56.4
Other operating expense - sustaining(f)	1.6	5.0	2.4	11.5
Reclamation and remediation - sustaining(g)	19.4	18.3	37.7	32.6
Exploration and business development - sustaining(h)	13.1	9.5	21.8	16.1
Additions to property, plant and equipment - sustaining(i)	116.5	148.6	225.8	245.1
Lease payments - sustaining(j)	3.3	5.5	6.7	20.7
All-in Sustaining Cost on a by-product basis	$685.7	$663.5	$1,330.7	$1,256.0
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(f)	9.8	10.0	19.9	18.7
Reclamation and remediation - non-sustaining(g)	1.7	2.4	3.4	4.3
Exploration and business development - non-sustaining(h)	41.8	39.7	74.7	67.3
Additions to property, plant and equipment - non-sustaining(i)	148.0	123.7	270.8	239.8
Lease payments - non-sustaining(j)	0.1	0.1	0.1	0.4
All-in Cost on a by-product basis - attributable(a)	$887.1	$839.4	$1,699.6	$1,586.5
Gold ounces sold	505,122	525,921	1,008,726	987,617
Production cost of sales per equivalent ounce sold(d)	$1,029	$900	$1,006	$941
All-in sustaining cost per ounce sold on a by-product basis	$1,357	$1,262	$1,319	$1,272
Attributable(a) all-in cost per ounce sold on a by-product basis	$1,756	$1,596	$1,685	$1,606

See pages 21 and 22 for details of the endnotes referenced within the table above.

p. 18 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-In Sustaining Cost(l) and Attributable All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and attributable all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

All-in sustaining cost and attributable all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Production cost of sales - as reported	$536.1	$497.9	$1,049.0	$981.8
Adjusting items:
General and administrative(e)	32.4	32.0	63.1	56.4
Other operating expense - sustaining(f)	1.6	5.0	2.4	11.5
Reclamation and remediation - sustaining(g)	19.4	18.3	37.7	32.6
Exploration and business development - sustaining(h)	13.1	9.5	21.8	16.1
Additions to property, plant and equipment - sustaining(i)	116.5	148.6	225.8	245.1
Lease payments - sustaining(j)	3.3	5.5	6.7	20.7
All-in Sustaining Cost	$722.4	$716.8	$1,406.5	$1,364.2
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(f)	9.8	10.0	19.9	18.7
Reclamation and remediation - non-sustaining(g)	1.7	2.4	3.4	4.3
Exploration and business development - non-sustaining(h)	41.8	39.7	74.7	67.3
Additions to property, plant and equipment - non-sustaining(i)	148.0	123.7	270.8	239.8
Lease payments - non-sustaining(j)	0.1	0.1	0.1	0.4
All-in Cost - attributable(a)	$923.8	$892.7	$1,775.4	$1,694.7
Gold equivalent ounces sold	520,760	552,969	1,043,160	1,043,299
Production cost of sales per equivalent ounce sold(d)	$1,029	$900	$1,006	$941
All-in sustaining cost per equivalent ounce sold	$1,387	$1,296	$1,348	$1,308
Attributable(a) all-in cost per equivalent ounce sold	$1,774	$1,614	$1,702	$1,624

See pages 21 and 22 for details of the endnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the statement of cash flow includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

p. 19 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(unaudited, expressed in millions of U.S. dollars)

Three months ended June 30, 2024	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(k) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$7.0	$44.6	$10.7	$47.6	$2.1	$4.4	$54.1	$0.1	$116.5
Non-sustaining capital expenditures	68.2	-	-	41.6	35.1	0.2	76.9	12.6	157.7
Additions to property, plant and equipment - per cash flow	$75.2	$44.6	$10.7	$89.2	$37.2	$4.6	$131.0	$12.7	$274.2
Less: Non-controlling interest(b)	$-	$-	$-	$(9.7)	$-	$-	$(9.7)	$-	$(9.7)
Attributable(a) capital expenditures	$75.2	$44.6	$10.7	$79.5	$37.2	$4.6	$121.3	$12.7	$264.5

Three months ended June 30, 2023
Sustaining capital expenditures	$9.1	$39.7	$19.9	$52.1	$10.5	$16.5	$79.1	$0.8	$148.6
Non-sustaining capital expenditures	72.8	-	3.4	38.2	-	14.9	53.1	4.0	133.3
Additions to property, plant and equipment - per cash flow	$81.9	$39.7	$23.3	$90.3	$10.5	$31.4	$132.2	$4.8	$281.9
Less: Non-controlling interest(b)	$-	$-	$-	$(9.6)	$-	$-	$(9.6)	$-	$(9.6)
Attributable(a) capital expenditures	$81.9	$39.7	$23.3	$80.7	$10.5	$31.4	$122.6	$4.8	$272.3

(unaudited, expressed in millions of U.S. dollars)

Six months ended June 30, 2024	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(k) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$17.1	$64.2	$17.9	$85.3	$5.8	$36.8	$127.9	$(1.3)	$225.8
Non-sustaining capital expenditures	137.6	-	-	82.5	50.7	0.2	133.4	19.3	290.3
Additions to property, plant and equipment - per cash flow	$154.7	$64.2	$17.9	$167.8	$56.5	$37.0	$261.3	$18.0	$516.1
Less: Non-controlling interest(b)	$-	$-	$-	$(19.5)	$-	$-	$(19.5)	$-	$(19.5)
Attributable(a) capital expenditures	$154.7	$64.2	$17.9	$148.3	$56.5	$37.0	$241.8	$18.0	$496.6

Six months ended June 30, 2023
Sustaining capital expenditures	$23.7	$67.5	$21.5	$90.7	$17.9	$22.6	$131.2	$1.2	$245.1
Non-sustaining capital expenditures	122.8	-	27.2	67.4	-	34.0	101.4	6.6	258.0
Additions to property, plant and equipment - per cash flow	$146.5	$67.5	$48.7	$158.1	$17.9	$56.6	$232.6	$7.8	$503.1
Less: Non-controlling interest(b)	$-	$-	$-	$(18.2)	$-	$-	$(18.2)	$-	$(18.2)
Attributable(a) capital expenditures	$146.5	$67.5	$48.7	$139.9	$17.9	$56.6	$214.4	$7.8	$484.9

See pages 21 and 22 for details of the endnotes referenced within the tables above.

p. 20 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Endnotes

(a)	“Attributable” includes Kinross’ share of Manh Choh (70%) free cash flow, costs and capital expenditures.
(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities and capital expenditures.
(c)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(f)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(g)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(h)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(i)	“Additions to property, plant and equipment – sustaining” and non-sustaining are as presented on pages 20 and 21. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross’ share of Manh Choh (70%) costs.
(j)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(k)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.
(l)	As production from Manh Choh commenced in July 2024, production cost of sales and attributable all-in sustaining cost figures and ratios for Manh Choh are nil for all periods presented. As a result, production cost of sales and all-in sustaining cost figures and ratios are equal to attributable production cost of sales and attributable all-in sustaining cost figures and ratios, as applicable.

p. 21 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

Recent LP zone assay results

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-695C3A		1,523.1	1,526.1	3.0	2.3	0.50	Yuma
BR-695C3A		1,539.6	1,542.6	3.0	2.3	0.92
BR-695C3A		1,552.9	1,566.6	13.8	10.3	23.76
BR-695C3A	Including	1,553.9	1,558.8	4.8	3.6	65.51
BR-695C4		1,339.6	1,345.0	5.4	4.5	2.08	Yuma
BR-695C4		1,512.9	1,516.4	3.5	2.9	0.56
BR-695C4		1,522.8	1,559.3	36.6	30.7	0.73
BR-695C4		1,572.0	1,577.1	5.1	4.3	0.53
BR-699C1		697.7	710.0	12.3	9.2	1.28	Yauro
BR-699C1		717.3	721.3	4.0	3.0	0.67
BR-699C1		1,168.5	1,173.0	4.5	3.4	1.19
BR-699C1		1,179.0	1,182.0	3.0	2.3	29.90
BR-699C1		1,198.5	1,201.5	3.0	2.3	2.27
BR-708AC3		1,386.7	1,389.8	3.0	2.7	0.97	Yauro
BR-708AC4		1,404.8	1,435.7	30.9	22.9	1.43	Yauro
BR-708AC4	Including	1,418.0	1,419.0	1.0	0.7	26.40
BR-708AC5	No Significant Intersections						Yauro
BR-708AC6		1,229.9	1,233.6	3.7	3.2	0.86	Yauro
BR-708AC6		1,249.0	1,252.5	3.5	3.0	1.12
BR-708AC6		1,321.8	1,325.0	3.2	2.8	11.22
BR-708AC6	Including	1,321.8	1,324.0	2.2	1.9	16.04
BR-708AC6		1,376.0	1,379.0	3.0	2.6	2.68
BR-770C2C		1,250.7	1,257.0	6.3	5.1	0.40	Yauro
BR-770C2C		1,312.8	1,324.2	11.4	9.2	3.83
BR-770C2C	Including	1,312.8	1,313.3	0.5	0.4	78.80
BR-770C2C		1,476.0	1,497.1	21.1	17.1	0.61
BR-770C3		1,308.4	1,312.2	3.9	3.0	0.60	Yauro
BR-770C3		1,317.9	1,334.0	16.2	12.4	0.49
BR-770C3		1,353.1	1,382.5	29.5	22.7	6.51
BR-770C3	Including	1,357.6	1,362.1	4.5	3.5	37.83
BR-770C3		1,393.5	1,396.5	3.0	2.3	0.69
BR-770C3		1,409.5	1,417.0	7.5	5.8	0.85
BR-770C3		1,440.5	1,445.5	5.0	3.9	0.57
BR-770C3		1,456.4	1,483.4	27.0	20.8	0.53
BR-770C3		1,570.7	1,574.5	3.8	2.9	1.75
BR-770C3		1,601.7	1,614.8	13.1	10.1	0.57
BR-770C4		1,307.5	1,310.5	3.0	2.1	1.22	Yauro

p. 22 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-770C5		1,280.5	1,283.5	3.0	2.3	0.66	Yauro
BR-770C5		1,293.5	1,299.0	5.5	4.2	2.51
BR-770C5	Including	1,295.4	1,298.1	2.7	2.1	4.54
BR-770C5		1,356.0	1,359.0	3.0	2.3	0.58
BR-770C5		1,365.3	1,403.8	38.5	29.2	1.05
BR-770C5	Including	1,392.7	1,398.8	6.0	4.6	3.26
BR-770C5		1,410.2	1,418.0	7.8	6.0	0.83
BR-770C5		1,458.5	1,463.1	4.5	3.5	0.70
BR-770C5		1,519.2	1,528.1	8.8	6.7	3.80
BR-770C5	Including	1,524.5	1,528.1	3.5	2.7	7.81
BR-843AC4		1,252.2	1,256.5	4.3	3.5	0.89	Yuma
BR-843AC4		1,353.2	1,356.2	3.0	2.4	0.39
BR-843AC4		1,379.6	1,410.0	30.4	24.6	1.65
BR-843AC4	Including	1,393.0	1,393.5	0.5	0.4	68.50
BR-843AC4		1,420.9	1,457.9	37.0	30.0	0.90
BR-843AC4	Including	1,421.9	1,427.0	5.0	4.1	3.70
BR-843AC4		1,477.2	1,482.8	5.5	4.5	0.70
BR-843AC4		1,503.2	1,506.7	3.5	2.8	0.53
BR-843AC5		1,394.0	1,398.0	4.0	3.4	0.45	Yuma
BR-843AC5		1,412.4	1,432.4	20.1	16.8	1.36
BR-843AC5	Including	1,429.0	1,431.4	2.3	2.0	8.53
BR-843AC5		1,446.0	1,451.0	5.0	4.2	0.44
BR-843AC5		1,503.0	1,511.0	8.0	6.7	0.59
BR-843AC6A		1,288.5	1,302.0	13.5	11.2	1.73	Yuma
BR-843AC6A		1,308.4	1,319.5	11.1	9.2	4.39
BR-843AC6A	Including	1,308.4	1,311.8	3.4	2.8	13.33
BR-843AC6A		1,323.5	1,327.9	4.4	3.7	0.38
BR-843AC6A		1,334.2	1,408.5	74.3	61.7	0.53
BR-843AC7		1,300.0	1,303.0	3.0	2.4	1.33	Yuma
BR-843AC7		1,308.7	1,314.2	5.5	4.5	0.60
BR-843AC7		1,324.5	1,329.0	4.5	3.6	0.52
BR-843AC7		1,334.9	1,341.0	6.2	5.0	0.67
BR-843AC7		1,398.4	1,401.8	3.3	2.7	0.50
BR-844C4		1,366.5	1,369.5	3.0	2.3	0.45	Bruma
BR-844C5		1,434.0	1,438.7	4.7	4.2	0.86	Bruma
BR-857		1,060.5	1,065.0	4.5	3.2	0.48	Discovery
BR-857		1,218.0	1,246.5	28.5	20.5	0.45
BR-857		1,254.0	1,260.2	6.2	4.4	0.85
BR-857		1,294.7	1,299.0	4.3	3.1	0.91
BR-858		1,068.7	1,074.0	5.3	3.9	0.91	Bruma
BR-858		1,115.0	1,130.0	15.0	11.1	0.69
BR-858		1,144.2	1,151.0	6.8	5.0	0.80
BR-859		631.5	639.5	8.0	5.6	0.45	Discovery

p. 23 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-859		849.7	865.6	15.9	11.3	1.14
BR-873		851.4	855.0	3.6	2.9	2.94	Yuma
BR-873		860.3	864.1	3.9	3.1	0.86
BR-873		971.7	983.1	11.5	9.2	0.42
BR-873		1,009.6	1,018.7	9.1	7.3	1.37
BR-873		1,026.0	1,038.0	12.1	9.6	4.12
BR-873	Including	1,032.5	1,033.7	1.3	1.0	31.18
BR-873		1,044.0	1,047.0	3.0	2.4	0.43
BR-873		1,059.0	1,063.5	4.5	3.6	0.56
BR-873		1,071.0	1,076.0	5.0	4.0	0.55
BR-873		1,099.8	1,104.3	4.5	3.6	0.58
BR-874		895.5	898.5	3.0	2.4	0.48	Yuma
BR-874		910.9	916.1	5.2	4.1	0.98
BR-874		957.5	966.0	8.5	6.7	0.40
BR-874		978.7	981.8	3.1	2.4	0.49
BR-875		861.6	885.2	23.6	19.5	0.43	Discovery
BR-875		909.5	917.7	8.2	6.8	1.17
BR-875		943.5	946.5	3.0	2.5	0.31
BR-875		960.0	967.0	7.0	5.8	0.76
BR-875		980.0	997.5	17.5	14.5	3.00
BR-875	Including	981.0	984.6	3.6	3.0	11.48
BR-875		1,006.0	1,017.0	11.0	9.1	0.51
BR-876		681.6	714.7	33.1	27.5	1.03	Discovery
BR-876	Including	683.5	685.9	2.4	2.0	4.15
BR-876		721.5	733.5	12.0	10.0	0.63
BR-876		790.5	794.7	4.2	3.5	0.96
BR-876		887.9	906.0	18.1	15.0	0.64
BR-877		762.9	803.0	40.2	33.7	0.65	Discovery
BR-877		817.6	832.5	14.9	12.5	0.57
BR-877		846.8	898.2	51.4	43.1	0.76
BR-877	Including	881.5	882.0	0.5	0.4	42.50
BR-879		895.5	898.5	3.0	2.6	0.43	Discovery
BR-879		967.6	983.2	15.6	13.4	0.91
BR-879		992.0	995.1	3.1	2.7	1.01
BR-879		1,035.0	1,053.2	18.2	15.7	0.76
BR-887		1,046.1	1,055.0	8.9	6.4	2.55	Yuma
BR-887		1,106.3	1,113.8	7.5	5.4	0.96
BR-887		1,206.3	1,221.9	15.6	11.2	7.55
BR-887	Including	1,208.1	1,216.9	8.8	6.3	12.92
BR-887		1,228.4	1,241.4	13.0	9.4	1.09
BR-888		1,850.4	1,854.0	3.6	3.1	1.42	Yuma
BR-888		2,002.3	2,024.2	21.9	19.1	2.34
BR-888	Including	2,008.6	2,015.0	6.4	5.6	3.14

p. 24 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-888	And including	2,021.1	2,024.2	3.1	2.7	5.76
BR-888C1		1,988.5	2,051.2	62.7	50.8	0.95	Yuma
BR-888C2		1,990.4	1,997.2	6.9	6.0	0.69	Yuma
BR-888C2		2,008.2	2,020.6	12.3	10.7	3.88
BR-888C2	Including	2,009.3	2,013.6	4.3	3.8	9.52
BR-892		1,049.6	1,078.8	29.2	23.1	0.71	Discovery
BR-892		1,086.3	1,091.3	5.0	3.9	0.70
BR-892		1,110.0	1,113.0	3.0	2.4	0.62
BR-892		1,119.9	1,147.8	27.8	22.0	1.20
BR-892	Including	1,143.8	1,147.8	4.0	3.2	4.60
BR-892		1,162.5	1,179.0	16.5	13.0	0.43
BR-893		990.0	993.3	3.3	2.7	4.03	Discovery
BR-893	Including	990.0	992.5	2.5	2.1	5.14
BR-893		1,027.2	1,031.8	4.6	3.9	0.80
BR-893		1,053.3	1,057.9	4.7	3.9	0.79
BR-893		1,065.7	1,096.1	30.4	25.5	0.48
BR-893		1,112.3	1,120.4	8.1	6.8	0.72
BR-893		1,158.4	1,163.2	4.8	4.0	1.08
BR-893		1,179.0	1,183.5	4.5	3.8	0.41
BR-893		1,211.2	1,215.2	4.0	3.4	0.69
BR-894		168.3	174.0	5.7	4.7	0.85	Discovery
BR-894		964.6	972.5	7.9	6.6	0.81
BR-894		988.4	992.3	3.9	3.2	0.39
BR-894		1,047.5	1,089.6	42.1	35.0	1.26
BR-894	Including	1,056.7	1,059.0	2.3	1.9	3.64
BR-894		1,110.2	1,120.2	10.0	8.3	0.61
BR-894		1,123.3	1,126.6	3.3	2.7	0.52
BR-895		1,027.5	1,032.0	4.5	4.0	0.63	Discovery
BR-895		1,211.5	1,239.5	28.0	24.9	1.10
BR-895	Including	1,216.3	1,219.6	3.3	3.0	3.86
BR-895		1,247.6	1,264.5	17.0	15.1	0.68
BR-895		1,271.0	1,279.8	8.8	7.8	0.40
BR-895		1,283.6	1,303.7	20.1	17.9	0.79
BR-895		1,382.5	1,385.9	3.4	3.0	1.24
BR-896		860.4	916.7	56.3	44.5	1.86	Discovery
BR-896	Including	881.6	888.4	6.8	5.4	7.82
BR-896		1,132.3	1,133.8	1.5	1.2	27.60
BR-897A		738.0	793.3	55.3	40.9	0.77	Discovery
BR-897A		847.5	870.7	23.2	17.2	0.73
BR-897A		891.4	894.4	3.0	2.2	0.60

p. 25 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-898A		880.5	936.0	55.6	48.9	1.01	Discovery
BR-898A	Including	928.6	934.5	5.9	5.2	3.92
BR-898A		978.0	986.3	8.3	7.3	0.47
BR-898A		997.3	1,008.6	11.4	10.0	1.36
BR-898A		1,014.0	1,043.0	29.0	25.5	2.30
BR-898A	Including	1,032.0	1,034.3	2.3	2.0	3.13
BR-898A	And including	1,039.5	1,041.5	2.0	1.8	15.56
BR-898A		1,060.5	1,065.0	4.5	4.0	0.68
BR-900BC1B		1,059.0	1,065.5	6.5	5.7	0.46	Yauro
BR-900BC1B		1,092.3	1,098.4	6.2	5.4	5.71
BR-900BC1B	Including	1,095.3	1,096.3	1.0	0.9	32.20
BR-900BC2A		1,002.2	1,014.0	11.9	10.2	3.82	Yauro
BR-900BC2A	Including	1,007.1	1,007.7	0.5	0.5	71.60
BR-900BC2A		1,082.2	1,088.1	5.8	5.0	2.24
BR-900BC2A	Including	1,082.5	1,085.7	3.2	2.7	3.52
BR-901		718.8	724.0	5.2	4.4	1.80	Bruma
BR-901		859.9	875.8	15.9	13.3	0.60
BR-901		892.3	912.4	20.1	16.9	1.29
BR-901	Including	898.0	901.4	3.4	2.8	3.58
BR-902		984.6	1,020.2	35.6	32.0	0.86	Discovery
BR-902		1,049.5	1,062.3	12.8	11.5	1.42
BR-902	Including	1,059.6	1,062.3	2.7	2.4	3.21
BR-902		1,090.0	1,095.4	5.3	4.8	0.63
BR-902		1,113.0	1,120.3	7.3	6.6	0.42
BR-902		1,138.0	1,151.3	13.3	12.0	0.65
BR-903		526.1	531.0	4.9	4.2	1.50	Discovery
BR-903		798.0	801.7	3.6	3.1	0.33
BR-903		806.3	833.1	26.8	22.8	0.48
BR-903		847.0	851.7	4.7	4.0	0.48
BR-903		858.0	863.0	5.0	4.3	1.13
BR-903		872.8	884.8	12.1	10.2	0.92
BR-903		907.0	910.5	3.5	3.0	1.10
BR-903		930.2	933.8	3.6	3.1	1.04
BR-904		590.3	598.6	8.3	5.9	1.11	Discovery
BR-904		661.0	664.0	3.0	2.2	3.32
BR-911A		988.3	992.8	4.5	3.2	0.79	Auro
BR-911A		1,043.8	1,078.0	34.2	23.9	0.62
BR-912		927.1	931.5	4.4	3.4	1.42	Auro
BR-912		937.3	956.8	19.5	15.4	1.11
BR-913		1,431.8	1,435.3	3.5	3.0	0.50	Auro
BR-914		532.2	540.0	7.8	6.8	0.68	Discovery
BR-914		884.4	891.4	7.0	6.1	0.79
BR-914		901.6	906.2	4.7	4.0	0.68
BR-914		914.6	922.8	8.2	7.1	1.34

p. 26 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

BR-914		1,003.5	1,023.0	19.5	17.0	1.16
DL-132C1		859.5	871.5	12.1	10.2	2.88	Hinge
DL-132C1	Including	859.5	865.4	5.9	5.0	5.52
DL-132C1		1,044.7	1,051.5	6.8	5.8	5.47
DL-132C1	Including	1,044.7	1,048.3	3.6	3.1	9.33
DL-132C1		1,136.6	1,140.7	4.1	3.4	1.18
DL-132C2		880.4	885.7	5.4	4.2	0.66	Hinge
DL-132C2		1,030.7	1,042.2	11.5	9.0	2.38
DL-132C2	Including	1,037.8	1,041.4	3.6	2.8	5.18
DL-132C3		913.4	925.4	12.1	9.8	1.61	Hinge
DL-132C3	Including	920.1	923.0	3.0	2.4	4.54
DL-132C4		885.3	888.7	3.5	2.9	0.55	Hinge
DL-132C4		1,043.1	1,059.0	15.9	13.4	6.08
DL-132C4	Including	1,043.1	1,046.8	3.7	3.1	22.65

p. 27 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX B

Great Bear: LP long section demonstrating potential for extension of a high-grade underground resource.

Composites generated from drill intersections received since the May 7, 2024, news release includes assays from 47 fully assayed drill holes at the LP zone and 4 fully assayed drill holes at the Hinge and Limb zones. Composites are generated using 0.3 g/t minimum grade, maximum linear internal dilution of 5.0 m, and allows short high-grade intervals greater than 8 GXM to be retained. Results are preliminary in nature and are subject to on-going QA/QC. For full list of significant, composited assay results, see Appendix A.

p. 28 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2024 second-quarter highlights”, “CEO commentary”, “Development Projects and Exploration”, “Operating Results”, and “Sustainability”, as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company’s dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s plan to reduce debt; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future prospects for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “continue”, “expects”, “focus”, “guidance”, “on plan”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “target”, “upside” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2023, and the Annual Information Form dated March 27, 2024 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall or snowfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2023, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2024. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 29 Kinross reports 2024 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold6.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $40 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 30 Kinross reports 2024 second-quarter results	www.kinross.com